July 23, 2013

Via EDGAR and Hand Delivery

Ellie Bavaria,

    Division of Corporation Finance,

        Securities and Exchange Commission,

            100 F Street, N.E.,

                Washington, D.C. 20549.

Re:	Corporación Andina de Fomento
Registration Statement under Schedule B
Filed June 7, 2013
File No. 333-189174

Dear Ms. Bavaria:

This letter provides the responses of Corporación Andina de Fomento (“CAF”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of June 28, 2013 (the “Comment Letter”) with respect to the Registration Statement under Schedule B filed by CAF on June 7, 2013 (File No. 333-189174). In connection with this response to the Comment Letter, CAF today filed Amendment No. 1 to the Registration Statement under Schedule B (the “Amended Registration Statement”). We enclose two copies of the Amended Registration Statement and two marked copies of the Amended Registration Statement to show changes to the Registration Statement as filed on June 7, 2013.

All responses are keyed to the headings indicated in the Comment Letter and are designated with the letter “R” below the comment number. For your convenience, each of the comments from the Comment Letter is restated in bold type prior to CAF’s response. The page references in the Staff’s comments refer to page numbers in the Registration Statement under Schedule B filed by CAF on June 7, 2013; the page numbers in CAF’s responses refer to the page numbers in the Amended Registration

Ms. Ellie Bavaria	-2-

Statement. Capitalized terms used but not defined in this letter have the meanings specified in the Amended Registration Statement.

General

1.	Please update all statistics to provide the most recent data available.

R:	The Registration Statement has been revised as suggested. See pages 12, 34, 35 and 36.

2.	We note press reports discussing the possibility of Argentina defaulting on its sovereign debt. To the extent material, please discuss the effects of a default by Argentina on CAF’s operations and liquidity.

R:	Please see response to comment 4.

3.	Recent press news reports indicate mounting economic problems in Venezuela following the recent political transition. If material, please discuss the causes of these problems and any material impact they may have on CAF’s operations.

R:	Please see response to comment 4.

4.	If material, please describe recent protests in Brazil and any material effect that this instability may have on CAF’s operations.

R:	If a shareholder country of CAF were to default on its sovereign debt, the country would have likely experienced or would likely experience a downward adjustment in its sovereign risk ratings. Even absent a default, the sovereign ratings of a shareholder country could be adversely affected under certain other circumstances involving acute economic or political turmoil. As disclosed in the Registration Statement, the calculation of the amount set aside as the provision for CAF’s loan losses is based on the sovereign long-term foreign currency debt rating of the shareholder countries and their related probabilities of default, as provided by the major rating agencies, adjusted to take into account the privileges and immunities CAF enjoys in its shareholder countries. See “MD&A—Income Statement—Provision for Loan Losses” and Note 1.h to CAF’s Audited Financial Information as of December 31, 2012 in the Registration Statement. If fiscal, economic or political events in any shareholder country of CAF were to result in a downgrading of the individual risk rating for the long-term debt of that country, CAF would increase its allowance for loan losses, which would have a negative effect on CAF’s income.

CAF’s provisioning policy with respect to its sovereign lending activities reflects CAF’s de facto preferred creditor status with its shareholder countries, which CAF believes arises from its status as a multilateral financial institution and from the interest of its borrowers in maintaining their credit standing with CAF. No shareholder country has ever defaulted on its debt obligations to CAF, notwithstanding defaults on its sovereign debt obligations. See “Operations of CAF—Asset Quality” in the Registration Statement.

Ms. Ellie Bavaria	-3-

5.	Please include the expected date for Trinidad and Tobago to receive full membership status.

R:	The Registration Statement has been revised as suggested on pages 3 and 8 to include the fact that Trinidad and Tobago is expected to receive full membership status in the second half of 2013.

Legal Status of CAF, page 3

6.	Please discuss the “certain conditions” that Trinidad and Tobago must meet in order to receive full membership status.

R:	In order to obtain full membership status, Trinidad and Tobago will be required to have paid for at least half of the capital it has subscribed for—i.e., a total of $161.7 million out of $323.4 million subscribed for by April 2012, as discussed on page 8 of the Registration Statement. This condition is in addition to the general conditions applicable to all prospective full member countries of CAF as described on page 5 of the Registration Statement.

General, page 5.

7.	Please provide additional disclosure regarding the process and requirements for a country to become a full member shareholder.

R:	The Registration Statement has been revised as suggested on page 5 to include a description of the principal conditions to becoming a full member country.

Paid-in Capital and Un-paid Capital, page 5

8.	Please specify the criteria by which you have chosen to disclose the “selected capital contributions.”

R:	The list of “selected capital contributions” is simply the list of all capital contributions made by CAF’s shareholder countries during the last five years. The Registration Statement has been revised on page 6 to reflect this clarification.

Ms. Ellie Bavaria	-4-

9.	Please disclose how the premium (valor patrimonial) is calculated.

R:	The Registration Statement has been clarified to reflect the fact that valor patrimonial is the sum of the nominal value of each share and the premium on that share. See page 6. The valor patrimonial payable with respect to a given subscription of shares is determined by the Executive President pursuant to Article 31 of the Constitutive Agreement and powers delegated by the Board of Directors with the intended effect that such subscription will not be economically dilutive with respect to the interests of existing shareholders.

10.	Please include subscribed callable capital in the table on page 9.

R:	The Registration Statement provides tables which set out the amount of subscribed callable capital on a country-by-country basis for each of the years 2010, 2011 and 2012. See Note 15 of the Notes to the Financial Statements on pages F-30, F-32 and F-34. Rather than duplicate this information, we have provided a cross-reference to Note 15 on page 10.

Management’s Discussion and Analysis, page 12

11.	In the discussion of the income statement, if two or more factors have led to an increase or a decrease in a line item, disclose the amounts attributable to each factor.

R:	The Registration Statement has been revised as suggested. See page 13.

Asset and Liability Management, page 30

12.	In the fourth paragraph, you discuss the strategy to increase your presence in the international long-term bond market. We further note that CAF has recently received credit rating upgrades, which may affect your investor base. Please discuss any material effects your strategy change may have on you and your policies related to liability management.

R:	Aside from the expected gradual increase in the weighted average life of CAF’s financial assets together with the expected increase in the weighted average life of CAF’s liabilities—which are currently disclosed in the cited paragraph under “Asset and Liability Management”—CAF believes that an increased presence in the international long-term bond market, if realized, will not have any material effect on CAF or on CAF’s liability management policies. CAF’s funding strategy to match the maturities of its liabilities to the maturities of its loan portfolio as disclosed in the Registration Statement on page 30 will remain unchanged.

Ms. Ellie Bavaria	-5-

Selected Demographic and Economic Data, page 34

13.	Please consider including unemployment data for full member shareholder countries.

R:	The Registration Statement has been revised as suggested. See page 36.

14.	Please include disclosure regarding the reliability of Argentina’s statistical data. We note that in February 2013 the IMF issued a declaration of censure against Argentina concerning the quality of reported official data.

R:	The Registration Statement has been revised as suggested to include a reference to the IMF’s declaration of censure against Argentina. See footnote * on page 36.

* * * * *

Ms. Ellie Bavaria	-6-

On behalf of CAF and its advisors, we once again thank you and the Staff for your assistance to date in connection with the review of CAF’s filing.

If you have any additional questions or comments, please feel free to call me at (202) 956-7550. I may also be reached by e-mail at mcelroyp@sullcrom.com. In my absence, please call Bob Risoleo at (202) 956-7510. He may also be reached by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Paul McElroy

Paul McElroy

(Enclosures)

cc:	Elizabeth Freed
(Corporación Andina de Fomento )

Erika Robinson
(WilmerHale)

Robert S. Risoleo
(Sullivan & Cromwell LLP)